1320 Centre Street, Suite 202 Newton,MA 02459 Phone: 617-243-0060 Fax: 617-243-0066
August 27, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Post-effective amendment on Form S-1 Filed August 7, 2009 File No. 333-157776
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I am responding further to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 13, 2009.
Set forth below are the Company’s responses to the Staff’s comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Comment 1.	We note your response to prior comment 1; however, your “Explanatory Note” before your prospectus cover continues to disclose that you are attempting to “decrease the number of shares of common stock included in the Registration Statement” by a number that appears to include shares that have been sold or transferred by the selling stockholders. Therefore, we reissue the comment.

Response 1.	After prior correspondence and further discussion with the Staff, we propose to revise the Explanatory Note to state the following:

This Post-Effective Amendment No. 2 to Form S-1 (this “Post-Effective Amendment”) is being filed by Oculus Innovative Sciences, Inc. (the “Company”) pursuant to the undertakings in Item 17 of the registration statement on Form S-1 (Registration No. 333-157776) (the “Registration Statement”), which was previously declared effective by the Securities and Exchange Commission on March 26, 2009, to (i) include the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, (ii) update certain other information in the Registration Statement, (iii) decrease the number of shares of common stock included in the Registration Statement from 4,886,724 to 4,413,314 to reflect the deregistration of 473,410 shares underlying Series C warrants described in the Registration Statement, which shares have not been issued, and (iv) an update to the disclosure to reflect that 1,483,024 shares that were previously described in the Registration Statement have been subsequently sold or otherwise transferred by the selling stockholders. No additional securities are being registered under this Post-Effective Amendment. Based on information received by the Company, no shares were sold by the selling stockholders pursuant to the Registration Statement since June 11, 2009, the date on which the Company filed its Annual Report on Form 10-K. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The Company proposes to make this edit in a 424 final prospectus instead of an additional amendment to the post-effective amendment. While the proposed revisions add detail to the Explanatory Note, there are no substantive revisions or modifications. Additionally, the only item the Company proposes to change is the Explanatory Note language along with other very minor updating revisions including updating the date of the document. Finally, the Company proposes to include the Explanatory Note immediately after the Cover Page of the 424 final prospectus.

Comment 2.	Please include in your response the acknowledgements from the registrant mentioned at the end of this letter.

Response 2.	The Company will provide the acknowledgments from the registrant under separate cover.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly, counsel to Oculus Innovative
Sciences, Inc.